SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 10, 2005, announcing "ECtel Appoints Ron Fainaro as New CFO".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  May 18, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued May 10, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Appoints Ron Fainaro as New CFO

Petah Tikva, Israel - May 10, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced the appointment of Ron Fainaro, as the Company's new Senior Vice President and Chief Financial Officer (CFO). Mr. Fainaro replaces Avi Goldstein, Senior Vice President and CFO who intends to pursue other business opportunities. Mr. Fainaro's will report directly to ECtel's President and CEO, Eitan Naor. The appointment will become effective June 1, 2005.

Mr. Fainaro comes to ECtel from Tecnomatix Technologies (previously Nasdaq listed :TCNO), a global software company, where he served as CFO and Vice President of its American operations. Prior to Tecnomatix he served as the CFO of Lucent Technologies (Waveaccess), a former division of Lucent Technologies (Nasdaq:LU) and as the CFO  of Habas Group (TLV:Habas). Mr. Fainaro is a certified public accountant. He holds a B.A in Accounting from Tel-Aviv University and a B.Sc in Physics and Materials Engineering from the Technion - Israel's Institute of Technology,  Both with Honors.

In announcing the appointment of Mr. Fainaro, Eitan Naor, President and CEO of ECtel said, "Ron Fainaro, an accomplished executive with international financial experience as well as in implementation of reorganization plans, is an ideal  professional to step into the CFO role and lead the financial management of our Company. Ron will play a key role in the continued implementation of our turn-around plan and in reaching our long-term strategic and financial goals. I am delighted to welcome  Ron at this exciting juncture for ECtel and I'm confident that he will prove instrumental to our Company."

"On behalf of our Board, I would also like to take this opportunity to thank Avi Goldstein for his tremendous contribution to ECtel, Mr. Naor continued. "Avi was one of the founders of our Company and  helped building the Company since its early growth stages. Avi's dedication, talent and experience contributed significantly to ECtel in becoming a leading provider of fraud detection solutions as well as a publicly traded Company. Avi was also instrumental in forming and executing our turn-around plan in the last few quarters. Avi will continue consulting us on an advisory basis and I wish him luck in all his future endeavors".

#End#

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.
Danit Hakimian
Investor Relations Coordinator
Tel: +972-3-9266113

Fax: +972-3-926-6103

Email: danith@ectel.com

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